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and then we'll ask you to
confirm your investment

Chicago

jewishjonah · 4d ago

Part 10 | Replying to kmoneyy26

Here's some more info about investing in startups like mine, @bracketology.tv Hope this is helpful! #investing #crowdfunding #realitytv #startup #bracketologytv Required Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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